[Translation]

To Whom It May Concern:
                                                               November 16, 2004

                                   Company Name: DAIHATSU MOTOR CO., LTD.
                                   Name and Title of Representative:
                                        Takaya Yamada, President
                                   (Code Number: 7262
                                        Tokyo Stock Exchange and Osaka Stock
                                        Exchange)
                                   Name and Title of Contact Person:
                                        Takanori Matsuo, Director and General
                                        Manager of Finance, Accounting and Cost
                                        Management Division
                                   Telephone Number: 072-754-3062
                                   Parent Company of DAIHATSU MOTOR CO., LTD.:
                                        TOYOTA MOTOR CORPORATION
                                   Name and Title of Representative:
                                       Fujio Cho, President
                                   (Code Number: 7203
                                        Securities exchanges throughout Japan)
                                   Name and Title of Contact Person:
                                        Masaki Nakatsugawa
                                        General Manager, Accounting Division
                                   Telephone Number: 0565-28-2121


                 Notice Concerning Dissolution of Subsidiaries

We hereby notify you that at the meeting of the Board of Directors of DAIHATSU MOTOR CO., LTD. ("DAIHATSU") held today, DAIHATSU resolved to dissolve three of its subsidiaries, Fahren Miyagi Co., Ltd., Itagaki Syouji Co., Ltd., and Itagaki Kousan Co., Ltd., as described below.

The above three companies are the subsidiaries of Miyagi Daihatsu Hanbai Co., Ltd., a wholly-owned subsidiary of DAIHATSU.

1.  Facts about the subsidiaries
(1) Fahren Miyagi Co., Ltd.

    Location:                    22-18, Futabagaoka 1-chome, Aoba-ku, Sendai-shi
    Name of representative:      Yoshishige Itagaki
    Capital:                     JPY 30 million
    Shareholder:                 Miyagi Daihatsu Hanbai Co., Ltd.:  100%


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(2) Itagaki Syouji Co., Ltd.

    Location:                    3-1, Kokubun-cho 3-chome, Aoba-ku, Sendai-shi
    Name of representative:      Tadashi Ota
    Capital:                     JPY 10 million
    Shareholder:                 Miyagi Daihatsu Hanbai Co., Ltd.:  100%

(3) Itagaki Kousan Co., Ltd.

    Location:                    3-1, Kokubun-cho 3-chome, Aoba-ku, Sendai-shi
    Name of representative:      Tadashi Ota
    Capital:                     JPY 10 million
    Shareholder:                 Miyagi Daihatsu Hanbai Co., Ltd.:  100%


2.  Reason for dissolution of the subsidiaries

    As the operating activities of the above three subsidiaries have already been suspended, we have resolved to dissolve these subsidiaries.

3.  Schedule for liquidation of the subsidiaries

    The above three subsidiaries are scheduled to initiate procedures for liquidation promptly and are scheduled to be liquidated by the end of March, 2005.

4.  Anticipated effects on our business performance

    The anticipated effects of the liquidation on each of DAIHATSU's and TOYOTA MOTOR CORPORATION's business performance will be little.